February 20, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attention:	Benjamin Richie
Abby Adams

Re:	Odysight.ai Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 20, 2023
File No. 333-273285

Ladies and Gentlemen:

On behalf of Odysight.ai Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated January 4, 2024, with respect to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via the EDGAR system pre-effective Amendment No. 3 to the Registration Statement.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Executive Compensation, page 50

1.	Please revise to provide the disclosure required by Item 402 of Regulation S-K for the year ended December 31, 2023.

Response: The Company has updated the Executive Compensation information for the year ended December 31, 2023.

Herzog Tower, 6 Yitzhak Sadeh St. Tel Aviv 6777506, Israel Tel: +972-3-692-2020, Fax: +972-3-696-6464 www.herzoglaw.co.il

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Security Ownership of Certain Beneficial Owners and Management, page 58

2.	We note your response to comment 5 and reissue the comment in part. Please address the selling shareholders in light of the factors described in Securities Act Rule 415 C&DI 612.09. In doing so, please address Mr. Arkin’s identity of interest as a member of the board of directors, the volume of purchases in both March and June of 2023 as compared to his total holdings and in relation to the date of this offering, and the requirement that the selling shareholders must consent to any other shareholder who wishes to participate in the resale offering. In addition, please file the June 1, 2023, share purchase agreement as an exhibit to the registration statement, or provide your analysis regarding why this agreement is not required to be filed. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: We note Securities Act Rules Compliance and Disclosure Interpretation (“C&DI”) 612.09, which indicates that the issue of whether an offering is by or on behalf of the issuer involves an analysis of facts beyond the entity that will receive the proceeds of the sale of securities that are being registered. Specifically, C&DI 612.09 states that consideration should be given to the following factors:

1.	how long the selling stockholders have held the shares;

2.	the circumstances under which they received them;

3.	their relationship to the issuer;

4.	the amount of shares involved;

5.	whether the sellers are in the business of underwriting securities; and

6.	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Analysis of the Six Factor Test of C&DI 612.09:

A.	The Period for which the Selling Stockholder has Held the Shares.

Of the 11,046,927 shares of common stock being registered pursuant to the Registration Statement, 1,923,575 shares of common stock were acquired in a third party purchase in June 2023; 3,294,117 shares of common stock and 3,294,117 warrants to acquire shares of common stock were acquired in a private placement equity financing in March 2023; 901,236 shares of common stock and 901,236 warrants to acquire shares of common stock were acquired in a private placement equity financing in 2021; 688,705 shares of common stock were acquired in a private placement equity financing in 2020; and 43,941 shares of common stock were acquired in a private placement equity financing in 2019.

Therefore, even the most recent purchases took place more than nine months ago.

In this regard, we believe it is important to note that C&DI 139.13 provides that no minimum holding period is required where the Company has “completed the private transaction of all of the securities it is registering”.

B.	The Circumstances under which the Selling Stockholder Received the Shares.

The Selling Shareholders obtained the shares offered in the Registration Statement through negotiated transactions completed long before the filing of the Registration Statement. There is no agreement or arrangement regarding the price at which the Selling Shareholders will resell such shares, if at all, to the public pursuant to the Registration Statement. As indicated in the Registration Statement, the June 2023 shares were acquired pursuant to a share purchase agreement entered into on June 1, 2023 by and among Medigus Ltd., L.I.A. Pure Capital Ltd., Mr. Eli Yoresh and Ms. Cheli Menashe, as sellers, and M. Arkin (1999) Ltd., The Phoenix Insurance Company Ltd., Shotfut Menayot Israel – Phoenix Amitim, Lior Prosor, Prof. Benad Goldwasser and Mr. Yehu Ofer, as purchasers (each such purchaser is a Selling Shareholder) (the “June 2023 Agreement”). The Company was not a party to the June 2023 Agreement, and therefore did not attach such agreement as an exhibit to any of its filings with the Securities and Exchange Commission (the “SEC”). As indicated, on December 30, 2019, the Company and Medigus consummated a securities exchange agreement (the “Exchange Agreement”), pursuant to which Medigus sold the underlying business to the Company in exchange for shares of the Company’s common stock. The Exchange Agreement was filed as Exhibit 10.1 to a Form 8-K filed by Medigus with the SEC on September 17, 2019 and was also incorporated by reference to the Form 10-K of Medigus for the year ended December 31, 2019. Based on Staff’s comments, we have added the Exchange Agreement as an exhibit to the Registration Statement as well.

Herzog Tower, 6 Yitzhak Sadeh St. Tel Aviv 6777506, Israel Tel: +972-3-692-2020, Fax: +972-3-696-6464 www.herzoglaw.co.il

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Under the Exchange Agreement, Medigus Ltd. represented that it acquired the shares for investment for its own account and not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that it had no present intention of selling, granting any participation in or otherwise distributing the shares, except in compliance with applicable securities laws. Medigus further represented that it did not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person with respect to the shares. Only in June 2023 did Medigus sell its remaining shares to the Selling Shareholders.

In the June 2023 Agreement, the Selling Shareholders represented that they were purchasing the shares solely for their own account for investment purposes only, and not in connection with a sale or distribution (Section 3.2), and that there were no contracts, agreements or arrangements with respect to the shares. The Company has added the June 2023 Agreement as an exhibit to the Registration Statement, as the Staff requested.

C.	The Selling Shareholder’s Relationship to the Issuer.

The Selling Shareholders agreed to acquire the Company’s common stock for investment purposes as principals, not as agents, and are at market risk for all shares purchased as part of their investment. The Selling Shareholders will retain all proceeds (except for exercise of warrants in the event of a non-cashless exercise) from the sale of shares pursuant to the Registration Statement and, in contrast to the economic terms of an underwritten offering, any proceeds the Company receives upon the exercise of warrants is not dependent on the price at which the Selling Shareholders ultimately decide to sell the shares pursuant to the Registration Statement.

While the Selling Shareholders can be deemed as affiliates and Mr. Arkin is a member of the Company board of directors, as noted previously, we understand the Staff normally takes the position that affiliates may make offerings which are deemed to be genuine secondary offerings.

D.	The Amount of Shares to be Sold by the Selling Shareholders.

Regardless of percentage, it is important to note that the amount of shares being registered is only one factor cited in C&DI 612.09, and is not a controlling factor.

Moreover, as we indicated in our prior response letter, the Company has reviewed various historical guidance from Staff, including the Securities Act Rules Compliance and Disclosure Interpretations Question 612.12, which states, “A controlling person of an issuer owns a 73% block. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

The above guidance from Staff illustrates that even a single, large stockholder may effect a valid secondary offering of shares, even where the stockholder’s ownership percentage in the issuer is well in excess of the approximately 55.61% beneficially owned by Mr. Arkin. Mr. Arkin has been a long-term investor in the Company since he first acquired shares of the Company in 2020. Indeed, prior to his acquisitions in March and June 2023, Mr. Arkin already beneficially owned approximately 16% of the Company’s outstanding shares. Moreover, the shares covered by the Registration Statement consist of shares held by several individual Selling Shareholder and not by one large Selling Shareholder.

E.	Whether the Selling Shareholders are in the Business of Underwriting Securities.

The Selling Shareholders consist of insurance and investment funds and individual investors. None of the Selling Shareholders is a broker-dealer. None of the Selling Shareholders is in the business of underwriting securities. Additionally, the issuance of the securities covered by the Registration Statement was neither conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on the Selling Shareholders’ ability to resell the securities. Accordingly, the Company believes that none of the features commonly associated with acting as an underwriter are present.

Herzog Tower, 6 Yitzhak Sadeh St. Tel Aviv 6777506, Israel Tel: +972-3-692-2020, Fax: +972-3-696-6464 www.herzoglaw.co.il

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F.	Whether Under All the Circumstances it Appears that the Selling Shareholders are Acting as a Conduit for the Company.

Based on the foregoing analysis, the Company respectfully submits that the facts do not support the determination that the Selling Shareholders are acting as a conduit for the Company. The Selling Shareholders acquired the securities over a period of three and a half years, a portion from the Company and a portion from other shareholders, with the most recent purchase over nine months ago, each in a bona fide private placement transaction or private resale in which they made the typical investment and private placement representations to the Company (or to the then existing shareholders, as the case may be). Since such time, the Selling Shareholders have borne the full economic risk of ownership of their securities and will likely continue to do so for a significant period of time given the historically low trading volume and price volatility of the Common Stock. As noted above, the Selling Shareholders are comprised of insurance and investment funds and individual investors not involved in the business of underwriting securities. None of the Selling Shareholders is acting on behalf of the Company with respect to the shares being registered for resale under the Registration Statement, and, moreover, the timing of the filing of the Registration Statement was dictated by the timetable included in the Registration Rights Agreement, which required that the Registration Statement be filed within one hundred and twenty days after the closing of the private placement.

As we indicate in the Registration Statement, Prof. Goldwasser, Mr. Ofer and Mr. Prosor wished to participate in the resale registration statement, and Mr. Arkin, Phoenix Insurance and Phoenix Amitim provided written consent to their inclusion. Pursuant to the Registration Rights Agreement, the consent of Mr. Arkin, Phoenix Insurance and Phoenix Amitim was required for participation by any other party in the Registration Statement.

For the reasons described above, the Company respectfully submits to Staff that the proposed resale of the Shares by the Selling Shareholders as contemplated by the Registration Statement is appropriately characterized as a secondary offering.

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact the undersigned by email at ravitzj@herzoglaw.co.il or telephone at +972-3-692-2020.

Very truly yours,

/s/ Joshua Ravitz
Joshua Ravitz
Herzog, Fox & Neeman

cc	Yehu Ofer, CEO
Tanya Yosef, CFO
Guy Ben-Ami, Carter Ledyard & Milburn

Herzog Tower, 6 Yitzhak Sadeh St. Tel Aviv 6777506, Israel Tel: +972-3-692-2020, Fax: +972-3-696-6464 www.herzoglaw.co.il